UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Ceridian Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
156779100
(CUSIP Number)

Roy J. Katzovicz
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 29th Floor
New York, NY 10019
212-813-3700

with a copy to:

Alan J. Sinsheimer
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004-2498
212-558-4000

and

Janet T. Geldzahler Sullivan & Cromwell LLP 1701 Pennsylvania Avenue, N.W. Washington, D.C. 20006-5805 202-956-7500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2007
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [    ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘‘Act’’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 156779100

1	Name of Reporting Person I.R.S. Identification Nos. of Above Person (entities only) Pershing Square Capital Management, L.P.
2	Check the Appropriate Box if a Member of a Group (See instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 21,432,734
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 21,432,734

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,432,734
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 14.9%[1]
14	Type of Reporting Person (See Instructions) IA

[1]	Calculated based on 143,976,839 shares of the common stock, par value $0.01, of Ceridian Corporation outstanding as of June 1, 2007, as reported in Ceridian Corporation’s preliminary proxy statement on Form PREM14A dated June 14, 2007.

CUSIP No. 156779100

1	Name of Reporting Person I.R.S. Identification Nos. of Above Person (entities only) PS Management GP, LLC
2	Check the Appropriate Box if a Member of a Group (See instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 21,432,734
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 21,432,734

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,432,734
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 14.9%[2]
14	Type of Reporting Person (See Instructions) OO

[2]	Calculated based on 143,976,839 shares of the common stock, par value $0.01, of Ceridian Corporation outstanding as of June 1, 2007, as reported in Ceridian Corporation’s preliminary proxy statement on Form PREM14A dated June 14, 2007.

CUSIP No. 156779100

1	Name of Reporting Person I.R.S. Identification Nos. of Above Person (entities only) Pershing Square GP, LLC
2	Check the Appropriate Box if a Member of a Group (See instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 9,354,807
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 9,354,807

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,354,807
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 6.5%[3]
14	Type of Reporting Person (See Instructions) IA

[3]	Calculated based on 143,976,839 shares of the common stock, par value $0.01, of Ceridian Corporation outstanding as of June 1, 2007, as reported in Ceridian Corporation’s preliminary proxy statement on Form PREM14A dated June 14, 2007.

CUSIP No. 156779100

1	Name of Reporting Person I.R.S. Identification Nos. of Above Person (entities only) William A. Ackman
2	Check the Appropriate Box if a Member of a Group (See instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 21,432,734
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 21,432,734

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,432,734
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 14.9%[4]
14	Type of Reporting Person (See Instructions) IN

[4]	Calculated based on 143,976,839 shares of the common stock, par value $0.01, of Ceridian Corporation outstanding as of June 1, 2007, as reported in Ceridian Corporation’s preliminary proxy statement on Form PREM14A dated June 14, 2007.

Item 1.    Security and Issuer.

This amendment No. 9 amends and supplements the statement on Schedule 13D (the ‘‘Original Schedule 13D’’), filed on January 18, 2007 by Pershing Square Capital Management, L.P., a Delaware limited partnership (‘‘Pershing Square’’), PS Management GP, LLC, a Delaware limited liability company, Pershing Square GP, LLC, a Delaware limited liability company, and William A. Ackman, a citizen of the United States of America (collectively, the ‘‘Reporting Persons’’), the amendment No. 1 to the Original Schedule 13D, filed on January 23, 2007 by the Reporting Persons, the amendment No. 2 to the Original Schedule 13D, filed on February 6, 2007 by the Reporting Persons, the amendment No. 3 to the Original Schedule 13D, filed on February 28, 2007 by the Reporting Persons, the amendment No. 4 to the Original Schedule 13D, filed on March 1, 2007 by the Reporting Persons, the amendment No. 5 to the Original Schedule 13D, filed on May 2, 2007 by the Reporting Persons, the amendment No. 6 to the Original Schedule 13D, filed on May 14, 2007 by the Reporting Persons, the amendment No. 7 to the Original Schedule 13D, filed on June 13, 2007 by the Reporting Persons, and the amendment No. 8 to the Original Schedule 13D, filed on July 5, 2007 by the Reporting Persons, relating to the common stock, par value $0.01 per share, of Ceridian Corporation, a Delaware corporation (the ‘‘Issuer’’). The address of the principal executive offices of the Issuer is 3311 East Old Shakopee Road, Minneapolis, Minnesota 55425. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

Item 4.    Purpose of Transaction.

Item 4 is hereby supplemented as follows:

On July 12, 2007, Pershing Square sent the letter attached as Exhibit 99.1 to the Board of Directors of the Issuer.

Item 7.    Material to be Filed as Exhibits.

Exhibit 99.1	Letter, dated July 12, 2007, from William A. Ackman at Pershing Square Capital Management, L.P. to the Board of Directors of Ceridian Corporation.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2007

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
By:	PS Management GP, LLC, its General Partner
By:	/s/ William A. Ackman
William A. Ackman Managing Member
PS MANAGEMENT GP, LLC
By:	/s/ William A. Ackman
William A. Ackman Managing Member
PERSHING SQUARE GP, LLC
By:	/s/ William A. Ackman
William A. Ackman Managing Member
/s/ William A. Ackman
WILLIAM A. ACKMAN

EXHIBIT INDEX

Exhibit	Description
99.1	Letter, dated July 12, 2007, from William A. Ackman at Pershing Square Capital Management, L.P. to the Board of Directors of Ceridian Corporation.